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SEC FILE NUMBER
8-67647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Infinity Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

212 9th Street Suite 202
(No. and Street)

Oakland	CA	94607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Gilbert	510-588-8001	greg@8financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celetse	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Gregory Gilbert_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Infinity Securities, Inc._____, as of _September 30_____, 2 _025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President, Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Infinity Securities, Inc.

Contents





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. dba Infinity Financial Services as of September 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Infinity Securities, Inc. as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Infinity Securities, Inc.'s management. Our responsibility is to express an opinion on Infinity Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Infinity Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Infinity Securities, Inc.'s financial statements. The supplemental information is the responsibility of Infinity Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Infinity Securities, Inc.'s auditor since 2023.

Celeste, Texas
December 10, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2025

Assets

Cash	$	218,732
Commissions receivable		60,514
Deposit with clearing broker-dealer		25,122
Marketable security, at fair value		40,042
Prepaid expenses		35,989
Due from related party		13,044
Property and equipment, net		7,474
Total Assets	$	400,917

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	155,825
Commission payable		122,911
Total Liabilities		278,736

Stockholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		480,982
Accumulated deficit		(359,801)
Total Stockholder's Equity		122,181
Total Liabilities and Stockholder's Equity	$	400,917

See accompanying notes to financial statements.

Infinity Securities, Inc.
Statement of Operations
For the Year Ended September 30, 2025

Revenues

Securities commissions	$	1,012,548
Insurance commissions		1,498,412
Mutual fund commissions		558,261
Private placement commissions		448,923
Unrealized loss		(12,270)
Other revenue		11,473
Total revenues		3,517,347

Expenses

Compensation and related costs		2,856,992
Clearing and other charges		80,395
Professional fees and services		278,359
Occupancy and equipment costs		149,983
Technology and communications		144,334
Regulatory fees and expenses		74,916
Promotional costs		40,697
Other expenses		133,885
Total expenses		3,759,561

Net loss	$	(242,214)

See accompanying notes to financial statements.

Infinity Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2025

	Common stock		Additional Paid-in capital		Accumulated Deficit		Total	
Stockholder's equity, at September 30, 2024	$	1,000	$	360,982	$	(117,587)	$	244,395
Capital contributions		-		120,000		-		120,000
Net loss		-		-		(242,214)		(242,214)
Stockholder's equity, at September 30, 2025	$	1,000	$	480,982	$	(359,801)	$	122,181

See accompanying notes to financial statements.


Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2025


Cash flows from operating activities

Net loss		$	(242,214)
Adjustments to reconcile net (loss) to net cash used in operating activities:			
Depreciation	$	679	
(Increase) decrease in:			
Commissions receivable		(21,002)	
Marketable security, at fair value		(10,462)	
Prepaid expenses		(2,900)	
Due from related party		4,005	
(Decrease) increase in:			
Accounts payable and accrued expenses		118,685	
Commission payable		73,084	
Total adjustments			162,089
Net cash used in operating activities			(80,125)
Cash flows from financing activities			
Capital contributions		120,000	
Net cash provided by financing activities			120,000
Net increase in cash			39,875
Cash - September 30, 2024			178,857
Cash - September 30, 2025		$	218,732
Supplemental cash flows information:			
Cash paid during the year for interest		$	-
Cash paid during the year for income taxes		$	-


See accompanying notes to financial statements.

5


Note 1: NATURE OF BUSINESS

Nature of Business

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California in January 2007. The Company is wholly owned by The Gregory B. Gilbert Living Trust. Gregory B. Gilbert is the trustee and exercises control over the Company's operations. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities, mutual fund and insurance brokerage services and private placements of securities to individuals located throughout the United States. The Company's corporate offices are located in Oakland, California.

Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes securities commissions, mutual fund commissions, insurance commissions and private placement commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date.

Note 1: NATURE OF BUSINESS *(Continued)*

Mutual Fund and Insurance Commissions.

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

Note 2: DEPOSIT WITH CLEARING BROKER-DEALER

The Company has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $25,000 in an account with the clearing broker-dealer.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2025, the Company had net capital of $54,208 which was $35,626 in excess of its required net capital of $18,582. The Company's net capital ratio was 5.14 to 1.

Note 4: DEFINED CONTRIBUTION

The Company's 401(k) plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2025 were approximately $16,000.

Note 5: CONTINGENCIES

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. At September 30, 2025, the Company has two arbitration claims filed against it. One of the arbitrations was settled in December 2025 for an immaterial amount, and the remaining arbitration seeks unspecified amounts of damages. The nature of these claims is related to the Company's activities in the securities industry. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on this open claim. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6: CONCENTRATION OF CREDIT RISK

The Company maintains accounts at financial institutions. These accounts at banks are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or at broker-dealers by the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its accounts on deposit with financial institutions which are financially stable.

The Company has $106,323, or approximately 27% of its total assets, in cash, commissions receivable, clearing deposit, and marketable security due from or held by the Company's clearing broker/dealer.

Note 7: OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 8: RELATED PARTY TRANSACTIONS

The Company and a related party also wholly owned by the Living Trust, entered into a cost-sharing agreement ("Agreement") effective January 1, 2020. Under the Agreement, the Company provides office facilities and employee services to the related party company. The related party reimburses the Company for the pro-rata portion of such facilities and services provided by the Company. Expenses reimbursed under this Agreement during the year ended September 30, 2025, totaled $166,252, of which $102,296 was for compensation and related costs, $10,248 was for occupancy and equipment costs, $24,132 was for technology and communications and $29,576 was for other expenses.

The Company leases office space on a month-to-month basis with another related party. For the year ended September 30, 2025, rent expense totaled $102,480, of which $10,248 was reimbursed under the cost sharing agreement noted above.

Note 9: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services (see Note 1). The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") group, which uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events subsequent to September 30, 2025, and through December 10, 2025, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2025.

Infinity Securities, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities

and Exchange Commission

As of September 30, 2025

Computation of net capital

Total stockholder's equity qualified for net capital		$	**122,181**
Non-allowable assets			
Prepaid expenses	(35,989)		
Due from related party	(13,044)		
Property and equipment, net	(7,474)		
Total non-allowable assets			**(56,507)**
Net capital before haircuts on securities positions			**65,674**
Haircuts			(8,198)
Undue concentration			(3,268)
Net capital		$	54,208
Accounts payable and accrued expenses	155,825		
Commission payable	122,911		
Aggregate indebtedness		$	**278,736**
Computed minimum net capital required			
(Greater of 6.67% of Aggregate Indebtedness or $5,000)		$	**18,582**
Excess net capital (under SEC Rule 15c3-1)		$	**35,626**
Ratio of aggregate indebtedness to net capital			**5.14 to 1**

There are no material differences between the preceding computation and the Company's unaudited part II-A Form X-17a-5 as of September 30, 2025.

See report of Independent Registered Public Accountant

Infinity Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
September 30, 2025

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See report of Independent Registered Public Accountant



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Infinity Securities, Inc. dba Infinity Financial Services identified the following provision of 17 C.F.R. §15c3-3(k) under which Infinity Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and (2) Infinity Securities, Inc. stated that Infinity Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Infinity Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
December 10, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Infinity Securities, Inc.
Exemption Report

Infinity Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended September 30, 2025, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).
- The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2025 without exception.
- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than firm commitment, segregated and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Infinity Financial Services

I, Gregory Gilbert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Gregory Gilbert

President

December 10, 2025